June 11, 2007	Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com Direct Dial: (212) 912-7439

Sara D. Kalin
Branch Chief–Legal
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The National Collegiate Student Loan Trust 2006-2
Form 10-K for the fiscal year ended June 30, 2006
Filed September 28, 2006
File No. 333-113336-02

Dear Ms. Kalin:

We have received and reviewed your comment letter dated March 19, 2007, your additional oral comments during a telephone conversation on April 30, 2007 and further additional oral comments during a telephone conversation on May 21, 2007, all concerning your review of the Form 10-K for the fiscal year ended June 30, 2006 (the “Form 10-K”) of our client, The National Collegiate Student Loan Trust 2006-2 (the “Issuing Entity”).

This cover letter and the enclosed Form 10-K/A proposed for filing are intended to respond to the comments set forth in your letter in addition to providing you with the supplemental information requested by several oral comments.  Below, we address the remaining comments from your March 19, 2007 letter in addition to your oral comments from April 30, 2007 and May 21, 2007.

We have enclosed both clean and marked copies of the Form 10-K/A to show changes from the Form 10-K filed previously.

Letter dated March 19, 2007

Comment:

1.
We note that you list 333-113336-02 as the file number of the issuing entity, and 333-118894 as the file number of the depositor. However, it appears that the registration statement that was reviewed for compliance with Regulation AB and went effective in February of 2006 was registration statement 333-128413, which included via Rule 429 unsold securities under registration statements 333-113336 and 333-118894. Please revise throughout your filing and revise all related EDGAR headers to reflect the correct file number for your filings, which appears to be 333-128413. If the assets in The National Collegiate Student Loan Trust 2006-2 do not back securities that were issued off of registration statement 333-128413, please advise.

Response:

With respect to the file number for the depositor, as set forth in draft Form 10-K/A, we have revised the Form 10-K to reference the correct file number of the depositor, 333-128413.  With respect to the file number for the Issuing Entity, the Issuing Entity’s assets collateralize securities that were issued from registration statement 333-128413.  Pursuant to instructions from the Staff received on May 21, 2007, we have not obtained a new file number for the Issuing Entity.  Pursuant to those instructions, we have listed the file number for the Issuing Entity as 333-113336-02 in the draft Form 10-K/A, and have added an explanatory note that the assets of the Issuing Entity collateralize securities that were issued pursuant to The National Collegiate Funding LLC’s registration statement number 333-128413.  The National Collegiate Funding LLC will ensure that the Commission file number for any of its newly formed asset backed issuing entities will correctly reference the then effective shelf registration statement number of The National Collegiate Funding LLC.

Oral Comments from April 30, 2007 – Telephone Conversation with the Staff

Comment:

2.
We note that the references to the section titled “The Sponsor, The First Marblehead Corporation, the Administrator, the Servicers and the Custodians” of the prospectus supplement are incorrect.  This section is located in the prospectus and not the prospectus supplement.

Response:

As set forth in the draft Form 10-K/A, we have revised the Form 10-K to indicate that the section titled “The Sponsor, The First Marblehead Corporation, the Administrator, the Servicers and the Custodians” is located in the prospectus and not the prospectus supplement.

Comment:

3.
Please revise your description under the Form 10-K instruction to list documents incorporated by reference to indicate that you have also incorporated the section titled “The Sponsor, The First Marblehead Corporation, the Administrator, the Servicers and the Custodians”, from the prospectus into Item 1119 of the additional disclosure items required by Regulation AB of the Form 10-K.

Response:

As set forth in the draft Form 10-K/A, we have revised the description under the Form 10-K instruction referenced above to indicate that we have incorporated by reference the section titled “The Sponsor, The First Marblehead Corporation, the Administrator, the Servicers and the Custodians”, from the prospectus into Item 1119 of the additional disclosure items required by Regulation AB of the Form 10-K

Oral Comments from May 21, 2007 – Telephone Conversation with the Staff

Comment:

4.
We note that the prospectus supplement previously filed with the SEC on June 6, 2006 pursuant to Securities Act Rule 424, file 333-113336-02 was only filed under the file number of the Issuing Entity and not under the file number of The National Collegiate Funding LLC, the depositor in the securitization.

Response:

We will refile the above referenced Rule 424 filing under the file number of The National Collegiate Funding LLC, and The National Collegiate Funding LLC will ensure that any future Rule 424 filings will be filed under the file numbers of both the issuing entity and the depositor in the securitization.

Please contact Thomas D. Donohoe at (212) 912-7568 or the undersigned at (212) 912-7439 with any other questions.

Sincerely yours, /s/ Lauris G. L. Rall
Lauris G. L. Rall
Thacher Proffitt & Wood LLP

cc:	Joshua Ravitz, Esq. Gregory M. Woods, Esq.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 ON

FORM 10-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

or

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number of issuing entity: 333-113336-02
The National Collegiate Student Loan Trust 2006-2
(Exact name of registrant as specified in its charter)

Commission File Number of depositor and sponsor: 333-128413
The National Collegiate Funding LLC
(Exact name of depositor and sponsor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization of the issuing entity)	51-6577755 65-1177163 (I.R.S. Employer Identification Nos.)

800 Boylston Street, 34th Floor, Boston, MA (Address of principal executive offices of issuing entity)	02199 (Zip Code)

(800) 895-4283
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None.

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐   No  ☒

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes  ☒   No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐   No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☐          Accelerated Filer  ☐          Non-Accelerated Filer  ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes  ☐    No  ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.

Not applicable.

Indicate the number of shares outstanding of each of the registrant’s class of common stock, as of the latest practicable date.

Not applicable.

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g. Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposed (e.g. annual report to security holders for fiscal year ended December 24, 1980).

Certain financial information related to The Education Resources Institute, Inc. is incorporated by reference into Part IV of this Annual Report on Form 10-K from the prospectus supplement filed by the registrant with the SEC on June 6, 2006.  Such financial information is set forth in the prospectus supplement under the caption “The Student Loan Guarantor” and Annex I of the prospectus supplement.

Certain information related to the affiliates of the Registrant and certain relationships and related transactions is incorporated by reference into Item 1119 of the additional disclosure items required by Regulation AB of this Annual Report on Form 10-K from the prospectus filed by the registrant with the SEC on June 6, 2006.  Such information is set forth in the prospectus under the caption “The Sponsor, The First Marblehead Corporation, the Administrator, the Servicers and the Custodians”.

This Annual Report on Form 10-K (the “Report”) is filed with respect to The National Collegiate Student Loan Trust 2006-2 (the “Trust”).  Certain information requested by this Report is omitted pursuant to Regulation AB (17 CFR 229.1101) and SEC Release 33-8518, December 15, 2004 (“Regulation AB”) and General Instruction J.

This Report is filed under the Trust’s file number of 333-113336-02, but the assets of the Trust collateralize securities that were issued pursuant to The National Collegiate Funding LLC’s registration statement number 333-128413.

PART I

Item 1. Business.

Omitted.

Item 1A. Risk Factors.

Omitted.

Item 2. Properties.

Omitted.

Item 3. Legal Proceedings.

Omitted.

Item 4. Submission of Matters to a Vote of Security Holders.

Omitted.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Omitted.

Item 6. Selected Financial Data.

Omitted.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operation.

Omitted.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Omitted.

Item 8. Financial Statements and Supplementary Data.

Omitted.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Omitted.

Item 9A. Controls and Procedures.

Omitted.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Omitted.

Item 11. Executive Compensation.

Omitted.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Omitted.

Item 13. Affiliations and Certain Relationships and Related Transactions.

Omitted.

Item 14. Principal Accounting Fees and Services.

Omitted.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)           List of Documents Filed as Part of this Annual Report on Form 10-K

(1)  Not applicable.

(2)  Not applicable.

(3)  See Item 15 (b), below.

(b)           Exhibits Required by Item 601 of Regulation S-K

EXHIBIT	DESCRIPTION
31.1	Rule 13a-14(a)/15d-14(a) Certification. (Section 302 Certification)
33.1	Report on Assessment of Compliance with Servicing Criteria concerning servicing activities of Pennsylvania Higher Education Assistance Agency for the year ended June 30, 2006.
33.2	Report on Assessment of Compliance with Servicing Criteria concerning servicing activities of First Marblehead Data Services, Inc. for the year ended June 30, 2006.
33.3	Report on Assessment of Compliance with Servicing Criteria concerning servicing activities of U.S. Bank National Association for the year ended June 30, 2006.
34.1	Independent Accountants’ Attestation Report concerning servicing activities of Pennsylvania Higher Education Assistance Agency for the year ended June 30, 2006.
34.2	Independent Accountants’ Attestation Report concerning servicing activities of First Marblehead Data Services, Inc. for the year ended June 30, 2006.
34.3	Independent Accountants’ Attestation Report concerning servicing activities of U.S. Bank National Association for the year ended June 30, 2006.
35.1(1)	Statement of Compliance of Pennsylvania Higher Education Assistance Agency under the Alternative Servicing Agreement for the year ended June 30, 2006.
35.2(1)	Statement of Compliance of First Marblehead Data Services, Inc. under the Administration Agreement for the year ended June 30, 2006.
(1) Previously filed.

(c)           Omitted.

The following are additional disclosure items required by Regulation AB.

Item 1112(b).  Significant Obligor Financial Information.

Financial information related to The Education Resources Institute, Inc., a “significant obligor” as that term is defined in Regulation AB, is provided in the sections titled “The Student Loan Guarantor” and “Annex I” of the prospectus supplement, previously filed with the SEC on June 6, 2006 pursuant to Securities Act Rule 424, file 333-113336-02 and incorporated herein by reference.

Items 1114(b)(2) and 1115(b).  Significant Enhancement Provider Information.

Financial information related to The Education Resources Institute, Inc., a “significant enhancement provider” as that term is defined in Regulation AB, is provided in the sections titled “The Student Loan Guarantor” and “Annex I” of the prospectus supplement, previously filed with the SEC on June 6, 2006 pursuant to Securities Act Rule 424, file 333-113336-02 and incorporated herein by reference.

Item 1117.  Legal Proceedings.

The Registrant knows of no material pending legal proceedings.

Item 1119.  Affiliates and Certain Relationships and Related Transactions.

Information related to affiliates of the Registrant and certain relationships and related transactions is provided in the section titled “The Sponsor, The First Marblehead Corporation, the Administrator, the Servicers and the Custodians” of the prospectus, previously filed with the SEC on June 6, 2006 pursuant to Securities Act Rule 424, file 333-113336-02 and incorporated herein by reference.

Item 1122.  Compliance with Applicable Servicing Criteria

There have been no material instances of noncompliance with the servicing criteria for the period of this Report.

Item 1123.  Servicer Compliance Statement

A Servicer Compliance Statement for each of the Pennsylvania Higher Education Assistance Agency and First Marblehead Data Services, Inc. is included as an exhibit to this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NATIONAL COLLEGIATE STUDENT LOAN TRUST 2006-2 (Registrant)
By: The National Collegiate Funding LLC, as depositor

By:	/s/ John A. Hupalo
Name:	John A. Hupalo
Title:	Chief Financial Officer and Treasurer (senior officer in charge of securitization)

Dated:	June [__], 2007

EXHIBIT INDEX

Exhibit Number	Sequentially Numbered Description
31.1	Rule 13a-14(a)/15d-14(a) Certification. (Section 302 Certification)
33.1	Report on Assessment of Compliance with Servicing Criteria concerning servicing activities of Pennsylvania Higher Education Assistance Agency for the year ended June 30, 2006.
33.2	Report on Assessment of Compliance with Servicing Criteria concerning servicing activities of First Marblehead Data Services, Inc. for the year ended June 30, 2006.
33.3	Report on Assessment of Compliance with Servicing Criteria concerning servicing activities of U.S. Bank National Association for the year ended June 30, 2006.
34.1	Independent Accountants’ Attestation Report concerning servicing activities of Pennsylvania Higher Education Assistance Agency for the year ended June 30, 2006.
34.2	Independent Accountants’ Attestation Report concerning servicing activities of First Marblehead Data Services, Inc. for the year ended June 30, 2006.
34.3	Independent Accountants’ Attestation Report concerning servicing activities of U.S. Bank National Association for the year ended June 30, 2006.
35.1(1)	Statement of Compliance of Pennsylvania Higher Education Assistance Agency under the Alternative Servicing Agreement for the year ended June 30, 2006.
35.2(1)	Statement of Compliance of First Marblehead Data Services, Inc. under the Administration Agreement for the year ended June 30, 2006.

(1) Previously filed.